                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)

                        AMATI COMMUNICATIONS CORPORATION

                                (Name of Issuer)

                          Common Stock, $0.20 Par Value

                         (Title of Class of Securities)

                                    023115108

                                 (CUSIP Number)

                           Christopher E. Manno, Esq.
                            Willkie Farr & Gallagher
                               One Citicorp Center
                              153 East 53rd Street
                            New York, New York 10022
                                 (212) 821-8000


                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 10, 1997

                      (Date of Event which Requires Filing
                               of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                         Continued on following page(s)
                               Page 1 of 22 Pages
                             Exhibit Index: Page N/A

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  QUANTUM INDUSTRIAL PARTNERS LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
          to Items 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  Cayman Islands

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  814,501
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            814,501

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            814,501

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    4.10%

14       Type of Reporting Person*

                  IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT INVESTOR, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)        |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  814,501
   Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            814,501

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            814,501

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    4.10%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  QIH MANAGEMENT, INC.

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  814,501
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            814,501

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            814,501

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    4.10%

14       Type of Reporting Person*

                  CO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  SOROS FUND MANAGEMENT LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)         |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  814,501
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            814,501

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            814,501

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    4.10%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  GEORGE SOROS (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  407,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  814,501
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   407,250
    With
                           10       Shared Dispositive Power
                                            814,501

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,221,751

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    6.10%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  STANLEY F. DRUCKENMILLER (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
  Number of                                 0
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  814,501
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   0
    With
                           10       Shared Dispositive Power
                                            814,501

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            814,501

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    4.10%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  S-C PHOENIX HOLDINGS, L.L.C.

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)          |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
  Number of                                 407,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   407,250
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            407,250

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    2.06%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant to
         Items 2(d) or 2(e)              |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  135,771
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   135,771
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            135,771

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    .69%

14       Type of Reporting Person*

                  PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE FUND MANAGEMENT, L.P.

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)          |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  135,771
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   135,771
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            135,771

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    .69%

14       Type of Reporting Person*

                  IA; PN

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LDC

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)            |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  181,191
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   181,191
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            181,191

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    .92%

14       Type of Reporting Person*

                  IV

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  WINSTON PARTNERS II LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  WC

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)             |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  90,288
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   90,288
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            90,288

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    .46%

14       Type of Reporting Person*

                  OO

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE ADVISORS LLC

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)           |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  271,479
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   271,479
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            271,479

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    1.38%

14       Type of Reporting Person*

                  OO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  CHATTERJEE MANAGEMENT COMPANY

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5        Check Box If Disclosure of Legal Proceedings Is Required Pursuant
         to Items 2(d) or 2(e)          |_|

6        Citizenship or Place of Organization

                  Delaware

                           7        Sole Voting Power
 Number of                                  271,479
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  0
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   271,479
    With
                           10       Shared Dispositive Power
                                            0

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            271,479

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    1.38%

14       Type of Reporting Person*

                  CO; IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. 023115108
1        Name of Reporting Person
                  S.S. or I.R.S. Identification No. of Above Person

                  PURNENDU CHATTERJEE (in the capacity described herein)

2        Check the Appropriate Box If a Member of a Group*
                                     a. |_|
                                     b. |X|

3        SEC Use Only

4        Source of Funds*
                  AF

5 Check Box If Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) |X|

6        Citizenship or Place of Organization

                  United States

                           7        Sole Voting Power
 Number of                                  407,250
   Shares
Beneficially               8        Shared Voting Power
  Owned By                                  814,501
    Each
  Reporting                9        Sole Dispositive Power
   Person                                   407,250
    With
                           10       Shared Dispositive Power
                                            814,501

11       Aggregate Amount Beneficially Owned by Each Reporting Person

                                            1,221,751

12       Check Box If the Aggregate Amount in Row (11) Excludes
         Certain Shares*         |X|

13       Percent of Class Represented By Amount in Row (11)

                                    6.10%

14       Type of Reporting Person*

                  IA

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                  This Amendment No. 2 to Schedule 13D ("Amendment No. 2") relates to shares of Common Stock, $0.20 par value per share (the "Shares"), of Amati Communications Corporation (the "Issuer"). This Amendment No. 2 amends the initial statement on Schedule 13D dated October 30, 1996 as amended by Amendment No. 1 thereto dated January 1, 1997 (collectively, the "Prior Statement") filed by the Reporting Persons (as defined therein). This Amendment No. 2 is being filed by the Reporting Persons to report the acquisition of additional Shares of the Issuer as a result of which the percentage of the total number of Shares outstanding of which the Reporting Persons may be deemed beneficial owners has increased by more than one percent. Capitalized terms used herein but not defined herein shall have the meanings ascribed to them in the Prior Statement. The Prior Statement is amended as set forth herein.

Item 2.  Identity and Background.

                  Item 2 of the Prior Statement is hereby amended by amending and restating Annex B as incorporated therein in the last sentence of the fourth paragraph of the sub-section entitled "Quantum Industrial, QIHMI, QIM Management, SFM LLC, Mr. Soros and Mr. Druckenmiller."

Item 3.  Sources and Amounts of Funds or Other Consideration

                  Item 3 of the Prior Statement is hereby amended by adding the following paragraph to the end thereof:

                  The Issuer delivered a Put Notice relating to the Second Tranche on June 3, 1997 and the initial closing with respect to the Shares to be purchased by the Investors occurred on July 10, 1997. The final closing with respect to the Shares to be purchased by the Investors is expected to occur within 60 days from the date hereof. At the initial closing in respect of the Second Tranche, Quantum Industrial, Phoenix Holdings, Winston L.P., Winston II LDC and Winston II L.L.C. received 212,044 Shares, 106,022 Shares, 35,360 Shares, 47,180 Shares and 23,482 Shares, respectively. The number of Shares received by the Investors at the initial closing is subject to adjustment depending on the prevailing market prices of the Common Stock over the pricing periods set forth in the Investment Agreement. To the extent the market price of the Common Stock declines during the pricing periods set forth in the Investment Agreement, the Issuer may be required to issue additional Shares to the Investors at final closing.

Item 4.  Purpose of Transaction.

                  Item 4 of the Prior Statement is hereby amended by amending and restating the third paragraph thereof as follows:

                  The Issuer filed (i) two Registration Statements on Form S-3 in respect of the Shares issued pursuant to the First Tranche which were declared effective on October 23, 1996 and on December 19, 1996, respectively, and (ii) one Registration Statement on Form S-3 in respect of the Shares issued pursuant to the Second Tranche which was declared effective on July 8, 1997, and the shares offered thereby may be delivered and/or sold in transactions from time to time on the over-the-counter market, on the Nasdaq National Market, in negotiated transactions, or a combination of methods of sale, at market prices prevailing at the time, at prices related to such prevailing prices or at negotiated prices. In addition, the Investors may make short sales of the Shares and may use the shares issued under the Investment Agreement or upon exercise of the Warrants to cover the resulting positions.

Item 5.  Interest in Securities of the Issuer.

                  (1) Item 5(a) of the Prior Statement is hereby amended and restated in its entirety as follows.

                  (a) (i) The aggregate number of Shares of which each of Quantum Industrial, QIHMI, QIH Management, SFM LLC and Mr. Druckenmiller may be deemed a beneficial owner is

814,501 (approximately 4.10% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the account of Quantum Industrial). This number consists of (A) 302,457 Shares which Quantum Industrial purchased under the Put Notice in respect of the First Tranche, (B) 212,044 Shares which Quantum Industrial purchased under the Put Notice in respect of the Second Tranche, (C) 150,000 Shares issuable upon exercise of the Class A Warrants held for the account of Quantum Industrial and
(D) 150,000 Shares issuable upon exercise of the Class B Warrants held for the account of Quantum Industrial.

                           (ii) The aggregate number of Shares of which Phoenix
Holdings may be deemed a beneficial owner is 407,250 (approximately 2.06% of the total number of shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (A) 151,228 Shares which Phoenix Holdings purchased under the Put Notice in respect of the First Tranche, (B) 106,022 Shares which Phoenix Holdings purchased under the Put Notice in respect of the Second Tranche, (C) 75,000 Shares issuable upon exercise of Class A Warrants held for its account and (D) 75,000 Shares issuable upon exercise of the Class B Warrants held for its account.

                           (iii) The aggregate number of Shares of which each of
Winston L.P. and CFM may be deemed a beneficial owner is 135,771 (approximately
 .69% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (A) 50,431 Shares which Winston L.P. purchased under the Put Notice in respect of the First Tranche, (B) 35,360 Shares which Winston L.P. purchased under the Put Notice in respect of the Second Tranche, (C) 24,990 Shares issuable upon exercise of the Class A Warrants held for the account of Winston L.P. and (D) 24,990 Shares issuable upon exercise of the Class B Warrants held for the account of Winston L.P.

                           (iv) The aggregate number of Shares of which Winston
II LDC may be deemed a beneficial owner is 181,191 (approximately .92% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (A) 67,291 Shares which Winston II LDC purchased under the Put Notice in respect of the First Tranche, (B) 47,180 Shares which Winston II LDC purchased under the Put Notice in respect of the Second Tranche, (C) 33,360 Shares issuable upon exercise of the Class A Warrants held for its account and
(D) 33,360 Shares issuable upon exercise of the Class B Warrants held for its account.

                           (v) The aggregate number of Shares of which Winston
II LLC may be deemed a beneficial owner is 90,288 (approximately .46% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for its account). This number consists of (A) 33,506 Shares which Winston II LLC purchased under the Put Notice in respect of the First Tranche, (B) 23,482 Shares which Winston II L.L.C. purchased under the Put Notice in respect of the Second Tranche, (C) 16,650 Shares issuable upon exercise of the Class A Warrants held for its account and (D) 16,650 Shares issuable upon exercise of the Class B Warrants held for its account.

                           (vi) The aggregate number of Shares of which each of
CMC and Chatterjee Advisors may be deemed a beneficial owner is 271,479 (approximately 1.38% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities held for the accounts of Winston II LDC and Winston II LLC). This number consists of (A) 181,191 Shares which Winston II LDC may be deemed to own beneficially and (B) 90,288 Shares which Winston II LLC may be deemed to own beneficially.

                           (vii) The aggregate number of Shares of which Dr.
Chatterjee may be deemed a beneficial owner is 1,221,751 (approximately 6.10% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Dr. Chatterjee may be deemed the beneficial owner). This number consists of (A) 271,479 Shares which CMC and Chatterjee Advisors may be deemed to own beneficially, (B) 135,771 Shares which CFM and Winston L.P. may be deemed to own beneficially and (C) 814,501 Shares which Quantum Industrial may be deemed to own beneficially.

                           (viii) The aggregate number of Shares of which Mr.
Soros may be deemed a beneficial owner is 1,221,751 (approximately 6.10% of the total number of Shares which would be outstanding assuming the exercise or conversion of all convertible securities of which Mr. Soros may be deemed the beneficial owner). This number consists of (A) 814,501 Shares which Quantum Industrial may be deemed to own beneficially and (B) 407,250 Shares which Phoenix Holdings may be deemed to own beneficially.

                  The percentages used herein are calculated based upon the 19,151,250 shares of Common Stock represented by the Issuer to be issued and outstanding at June 3, 1997 in the Put Notice in respect of the Second Tranche, dated June 3, 1997, plus with respect to each Reporting Person, the number of Shares issuable upon exercise of the Warrants which such Reporting Person may be deemed to own beneficially.

                  (2) Item 5(c) of the Prior Statement is hereby amended and restated in its entirety as follows.

                  (c) Except as disclosed in Item 3, which is incorporated by reference in this Item 5, there have been no transactions effected with respect to the Shares since May 14, 1997 (60 days prior to the date hereof) by any of the Reporting Persons.


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


                                   SIGNATURES

         After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

July 14, 1997                        QUANTUM INDUSTRIAL PARTNERS LDC


                                     By:  /s/ Michael C. Neus
                                              Michael C. Neus
                                              Attorney-in-Fact


July 14, 1997                        QIH MANAGEMENT INVESTOR, L.P.

                                     By:      QIH Management, Inc.
                                              its Sole General Partner


                                              By: /s/ Michael C. Neus
                                                      Michael C. Neus
                                                      Vice President


July 14, 1997                        QIH MANAGEMENT, INC.


                                     By: /s/ Michael C. Neus
                                             Michael C. Neus
                                             Vice President


July 14, 1997                        SOROS FUND MANAGEMENT LLC


                                     By: /s/ Michael C. Neus
                                             Michael C. Neus
                                             Assistant General Counsel


July 14, 1997                        GEORGE SOROS


                                     By: /s/ Michael C. Neus
                                             Michael C. Neus
                                             Attorney-in-Fact

July 14, 1997                        STANLEY F. DRUCKENMILLER


                                     By: /s/ Michael C. Neus
                                             Michael C. Neus
                                             Attorney-in-Fact


July 14, 1997                        S-C PHOENIX HOLDINGS, LLC


                                     By: /s/ Sean C. Warren
                                             Sean C. Warren
                                             Manager


July 14, 1997                        WINSTON PARTNERS, L.P.

                                     By:      Chatterjee Fund Management, L.P.
                                              General Partner

                                              By:  Purnendu Chatterjee,
                                              General Partner


                                              By:  /s/ Peter A. Hurwitz
                                                       Peter A. Hurwitz
                                                       Attorney-in-Fact


July 14, 1997                        CHATTERJEE FUND MANAGEMENT, L.P.

                                     By:      Purnendu Chatterjee,
                                              General Partner


                                              By:  /s/ Peter A. Hurwitz
                                                       Peter A. Hurwitz
                                                       Attorney-in-Fact


July 14, 1997                        WINSTON PARTNERS II LDC


                                     By: /s/ Peter A. Hurwitz
                                             Peter A. Hurwitz
                                             Attorney-in-Fact

July 14, 1997                        WINSTON PARTNERS II LLC

                                     By:      Chatterjee Advisors LLC, its
                                              Manager


                                              By: /s/ Peter A. Hurwitz
                                                      Peter A. Hurwitz
                                                      Manager


July 14, 1997                        CHATTERJEE ADVISORS LLC


                                     By: /s/ Peter A. Hurwitz
                                             Peter A. Hurwitz
                                             Manager


July 14, 1997                        CHATTERJEE MANAGEMENT COMPANY


                                     By: /s/ Peter A. Hurwitz
                                             Peter A. Hurwitz
                                             Vice President


July 14, 1997                        PURNENDU CHATTERJEE


                                     By: /s/ Peter A. Hurwitz
                                             Peter A. Hurwitz
                                             Attorney-in-Fact

                                     ANNEX B


                  ANNEX B of the Prior Statement is hereby amended and restated in its entirety as follows.

                  The following is a list of all of the persons (other than Stanley Druckenmiller) who serve as Managing Directors of SFM LLC:

         Scott K. H. Bessent
         Walter Burlock
         Brian Corvese
         Jeffrey L. Feinberg
         Arminio Fraga
         Gary Gladstein
         Ron Hiram
         Robert K. Jermain
         David N. Kowitz
         Alexander C. McAree
         Paul McNulty
         Gabriel S. Nechamkin
         Steven Okin
         Dale Precoda
         Lief D. Rosenblatt
         Mark D. Sonnino
         Filiberto H. Verticelli
         Sean C. Warren

Each of the above-listed persons is a United States citizen whose principal occupation is serving as Managing Director of SFM LLC, and each has a business address c/o Soros Fund Management LLC, 888 Seventh Avenue, 33rd Floor, New York, New York 10106.